December 4, 2009

VIA EDGAR

Jeffrey P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Responses to comment letter dated November 30, 2009
BioCancell Therapeutics Inc.
PRE 14A, Filed November 23, 2009, File No. 000-53708

Dear Mr. Riedler:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission received by facsimile on November 30, 2009, with respect to the above referenced PRE 14A, File No. 000-53708 initially filed November 23, 2009 by BioCancell Therapeutics Inc. (the “Company”).  For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the Company’s response immediately follows each comment.

Please expand your disclosure regarding Proposal 4 to include the number of shares that are authorized, the number of shares that are outstanding, the number of shares that are reserved, the number of shares that are authorized and unissued, and a discussion of any plans to issue the newly authorized shares including the shares registered on your recently filed registration statement.

The Company advises that it has added disclosure regarding Proposal 4 to disclose that, as of December 3, 2009, the Company has 50,000,000 common shares authorized, 16,356,550 shares outstanding, 15,771,774 shares underlying convertible bonds, 894,000 shares underlying options which it intends to allocate to directors, employees and consultants, 16,977,676 shares of authorized capital that has not been allocated or reserved, and a discussion of its plans to issue the newly authorized shares including the shares registered on its recently filed Form S-1 registration statement.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BioCancell Therapeutics, Inc.

Enclosures